

Mail Stop 3561

February 27, 2007

Mr. Marc B. Crossman
Chief Executive Officer
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, California 90040

> **RE: Innovo Group, Inc.**
> **Form 10-K for Fiscal Year Ended November 26, 2005**
> **Filed February 9, 2006**
> **File No. 0-18926**

Dear Mr. Crossman:

We have reviewed your response letter dated January 16, 2007 and have the following comment requesting additional information so we may better understand your disclosures. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Consolidated Financial Statements

Note 3. Discontinued Operations, page F-13

1. We considered your response to comment number two in our letter dated December 22, 2006. However, it appears to us that the marketing and sale of craft and accessory consumer products to your customers, as opposed to the disposition of the assets pursuant to the definitive purchase agreement, would be considered transactions in the ordinary course of business. As such and given that the disposition of assets involved a business that was significant we continue to believe that you are required to file Form 8-K. Please do so or explain to us in further detail why the disposition of the assets of your crafts and accessories business in an asset purchase transaction is in the ordinary course of business.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief